Exhibit 12

Bank of America Corporation and Subsidiaries Ratio of Earnings to Fixed Charges Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in millions)	2006	2005	2004	2003	2002
Excluding Interest on Deposits
Income before income taxes	$31,973	$24,480	$20,908	$15,781	$13,479
Equity in undistributed earnings of unconsolidated subsidiaries	(315)	(151)	(135)	(125)	(6)
Fixed charges:
Interest expense	29,514	18,397	9,072	6,105	6,363
1/3 of net rent expense (1)	609	585	512	398	383
Total fixed charges	30,123	18,982	9,584	6,503	6,746
Preferred dividend requirements	33	27	23	6	6
Fixed charges and preferred dividends	30,156	19,009	9,607	6,509	6,752
Earnings	$61,781	$43,311	$30,357	$22,159	$20,219
Ratio of earnings to fixed charges	2.05	2.28	3.17	3.41	3.00
Ratio of earnings to fixed charges and preferred dividends	2.05	2.28	3.16	3.40	2.99

(Dollars in millions)	2006	2005	2004	2003	2002
Including Interest on Deposits
Income before income taxes	$31,973	$24,480	$20,908	$15,781	$13,479
Equity in undistributed earnings of unconsolidated subsidiaries	(315)	(151)	(135)	(125)	(6)
Fixed charges:
Interest expense	43,994	27,889	14,993	10,667	11,632
1/3 of net rent expense (1)	609	585	512	398	383
Total fixed charges	44,603	28,474	15,505	11,065	12,015
Preferred dividend requirements	33	27	23	6	6
Fixed charges and preferred dividends	44,636	28,501	15,528	11,071	12,021
Earnings	$76,261	$52,803	$36,278	$26,721	$25,488
Ratio of earnings to fixed charges	1.71	1.85	2.34	2.41	2.12
Ratio of earnings to fixed charges and preferred dividends	1.71	1.85	2.34	2.41	2.12
(1)	Represents an appropriate interest factor.